SembCorp Industries

02 NOV 26 AM 9:14

Rule 12g3-2(b) File No. 825109

13 Novemeber 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02060007

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 11/26

for the development of recycling in Singapore."

SembCorp Waste Management is a wholly-owned subsidiary of SembCorp Industries and is the largest environmental services company in Singapore, offering total integrated waste management solutions including collection and post-collection of waste, recycling, waste-to-energy, industrial and street cleansing, consultancy, technology and conversion technologies. It owns a strategic stake in SITA Environmental Solutions, the second largest waste management company in Australia with operations in Sydney, Perth, Canberra, Adelaide, Melbourne and Brisbane.

Visy Recycling is part of the Visy Industries Group, the world's largest privately-owned paper and packaging company. Visy Recycling operates 13 MRFs in Australia and a large network of paper recycling mills, and packaging manufacturing plants across Australia, New Zealand and the United States.

Media contact:
Rachel Cheah (Ms)
Executive
Group Corporate Relations
SembCorp Industries
Tel: (65) 6357 9154
Fax: (65) 6352 2163
Email: rachel.cheah@sembcorp.com.sg
Website: www.sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 13/11/2002 to the SGX

MASNET No. 15 OF 13.11.2002
Announcement No. 15 Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

PRESS RELEASE SEMBVISY RECYCLING OFFICIALLY OPENS ASIA'S FIRST AUTOMATED MATERIALS RECOVERY FACILITY

Singapore, November 13, 2002 – SembVisy Recycling MRF, a 60/40 joint venture between SembCorp Waste Management (SembWM) and Visy Recycling of Australia, today officially opened Asia's first automated Materials Recovery Facility (MRF) in Tuas, Singapore. Minister for the Environment, Lim Swee Say, officiated the opening ceremony as Guest-of-Honour.

The official opening of the SembVisy Recycling MRF saw a symbolic participation by the 3Ps – the public sector, private sector and people – as represented by Minister Lim, Loh Wai Kiew, President and CEO of SembWM, David Berry, CEO of Visy Recycling and Dr Amy Khor, Member of Parliament for Hong Kah GRC, who jointly kicked off the launch. Executive Secretary of Building, Construction and Timber Employees Union and Minister of State for the Prime Minister's Office and Community Development & Sports, Chan Soo Sen, and Australian High Commissioner to Singapore, Gary Quinlan, were also present to witness the launch.

The MRF recovers and sorts four major recyclable materials – paper, metals, plastics and glass. Presently recovering some 25 tonnes of recyclables a shift, SembVisy expects to increase the MRF's capacity four-fold to 100 tonnes per shift by the end of 2003 with a total investment of $7 million by this time.

In addition to the recyclables that SembVisy collects from its door-to-door recycling programme in the five municipal sectors (Woodlands-Yishun, Hougang-Punggol, Ang Mo Ko-Toa Payoh, City and Clementi), the MRF also accepts feedstock from other public waste collectors, recycling companies and the rag-and-bone men.

When a critical mass of recyclables is achieved, SembVisy would then embark on its second phase to develop a post-processing plant. The post-processing plant will host plastics, glass and paper processing facilities to convert recycled plastics to resin, produce furnace-ready glass cullet and convert waste paper into cardboard or paper, thus effectively closing the recycling loop.

To promote the concept of closed loop recycling, SembVisy conducted trials at the Newton Hawker Centre at Newton Circus and Chomp Chomp at Serangoon Gardens. Hawkers were provided with free disposable plates, cups, cutlery and packaging made from recycled materials. The initial findings are promising. At the Newton Hawker Centre, for example, 87 per cent of the recycled packaging was recovered.

Said Loh Wai Kiew, President and CEO of SembWM: "The SembVisy MRF represents a critical and crucial stride towards an integrated, holistic approach to resource use which is an essential development towards closing the recycling loop."

Visy Recycling's CEO, David Berry said: "Visy is wholly committed to its partnership with SembCorp Waste Management and to sharing its world-leading expertise and experience

MASNET No. 14 OF 13.11.2002
Announcement No. 14

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

LIFTING OF SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

13 November 2002

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attention: Darrell Lam
cc: Lindy Seow

Dear Sirs

LIFTING OF SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

We would like to request that the suspension of trading of all the ordinary shares of S$0.25 each in the capital of SembCorp Industries Ltd and the SembCorp DBE Call Warrants be lifted and that trading of SembCorp Industries Shares and Warrants resume from 2.00 pm today.

Yours faithfully
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 13/11/2002 to the SGX

Linda Hoon Siew Kin
Group Company Secretary

Released on November 13, 2002

For media and analyst queries, please contact:

Ms Ng Lay San
Manager
Group Corporate Relations
SembCorp Industries
Tel: (65) 63579 150
Fax: (65) 63522 163
Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 13/11/2002 to the SGX

MASNET No. 13 OF 13.11.2002
Announcement No. 13

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

SFI DIVESTMENT RECEIVES OVERWHELMING SUPPORT FROM SEMBCORP INDUSTRIES' SHAREHOLDERS

RESULTS OF EXTRAORDINARY GENERAL MEETING

The Board of Directors of SembCorp Industries Ltd announces that its shareholders have approved the proposed sale of the Company's 75 per cent interest in Singapore Food Industries Limited ("SFI") by way of a renounceable preferential offer.

At the extraordinary general meeting of the Company held today, the shareholders voted in favour of the ordinary resolution to approve the proposed sale and the renounceable preferential offer by an overwhelming majority.

Mr Wong Kok Siew, Deputy Chairman and CEO of SembCorp Industries, remarked: "Not only did we secure overwhelming support but many of our large institutional shareholders also voted in favour of the divestment. This reflects strong support from our shareholders for the sale of SFI which will bring us cash proceeds of $262.5 million and a net gain of approximately $180 million. The proceeds will be used to reduce the borrowings of the Group. As a result, our balance sheet will be strengthened and we will be better able to focus and grow our Key Businesses."

ANNOUNCEMENT OF OFFER RATIO

The exercise of warrants and options to subscribe for new ordinary shares of $0.25 each in the capital of the Company ("SembCorp Industries Shares") have been suspended from 12.00 pm today and will continue to be suspended up to 5.00 pm on November 25, 2002 (the "Books Closure Date") in order to determine the total number of SembCorp Industries Shares that would be in issue as at 5.00 pm on November 25, 2002.

Based on the total number of issued SembCorp Industries Shares as at 12.00 pm today, the Company's 375,000,000 ordinary shares of $0.05 each in the capital of SFI ("SFI Sale Shares") will be provisionally allocated to entitled SembCorp Industries shareholders on the following basis:

0.2059464 SFI Sale Share for every one SembCorp Industries Share held as at 5.00 pm on the Books Closure Date, fractional entitlements to a SFI Sale Share to be disregarded.

An offer document setting out the procedures for the renounceable preferential offer will be despatched on or about November 28, 2002 to persons who are registered SembCorp Industries shareholders or, as the case may be, have SembCorp Industries Shares credited to their Securities Account as at 5.00 pm on the Books Closure Date.

BY ORDER OF THE BOARD

MASNET No. 31 OF 12.11.2002
Announcement No. 31

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

12 November 2002

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attention: Darrell Lam
cc: Lindy Seow

Dear Sirs

SUSPENSION OF TRADING IN SEMBCORP INDUSTRIES LTD SHARES

We would be grateful if the Singapore Exchange Securities Trading Limited would grant our request to suspend trading of all the ordinary shares of S$0.25 each in the capital of SembCorp Industries Ltd and the SembCorp DBE Call Warrants from 10.00 am to 12.30 pm on Wednesday, 13 November 2002 pending the release of the results of the Extraordinary General Meetings held at 10.00 a.m and 10.20 a.m. on 13 November 2002.

Yours faithfully
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 12/11/2002 to the SGX

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of director:	Goh Geok Ling
Date of notice to company:	11/11/2002
Date of change of interest:	06/11/2002
Name of registered holder:	Goh Geok Ling
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Voluntary Takeover Offer of Vertex Venture Holdings Ltd's shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	22,772
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.25
No. of shares held before the transaction:	22,772
% of issued share capital:	0
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	22,772
% of issued share capital:	0	0
No. of shares held after the transaction:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/11/2002 to the SGX